UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of January 2018

Commission File No. 000-54189

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or

will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-209455) OF MITSUBISHI UFJ FINANCIAL GROUP, INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED WITH OR FURNISHED TO THE U.S. SECURITIES AND EXCHANGE COMMISSION.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 18, 2018

Mitsubishi UFJ Financial Group, Inc.

By:	/s/ Zenta Morokawa
Name:	Zenta Morokawa
Title:	Chief Manager, Documentation & Corporate Secretary Department, Corporate Administration Division

Interim Consolidated Summary Report

<under US GAAP>

For the Fiscal Year Ending March 31, 2018

Date:	January 18, 2018
Company name (code number):	Mitsubishi UFJ Financial Group, Inc. (8306)
(URL http://www.mufg.jp/)
Stock exchange listings:	Tokyo, Nagoya, New York
Representative:	Nobuyuki Hirano, President & Group CEO
For inquiry:	Kazutaka Yoneda, General Manager-Financial Planning Division / Financial Accounting Office
(Phone) +81-3-3240-3110

Consolidated financial data for the six months ended September 30, 2017

(1) Operating results

(in millions of yen, except per share data)
	For the six months ended September 30,
	2017	2016

Total revenue	2,679,565	2,717,440

Income before income tax expense	1,014,434	1,005,788

Net income attributable to Mitsubishi UFJ Financial Group	790,704	750,883

Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group (in yen)	59.21	55.00

Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group (in yen)	59.05	54.84

Notes:

1. Comprehensive income (loss) attributable to Mitsubishi UFJ Financial Group for the six months ended September 30, 2017 and 2016 were ¥1,024,023 million and ¥(73,556) million, respectively.

2. Average number of shares outstanding

	(in thousands of shares)
	For the six months ended September 30,
	2017	2016
Common stock	13,354,885	13,652,274

(2) Financial condition

	(in millions of yen)
	As of September 30,	As of March 31,
	2017	2017
Total assets	300,400,980	297,185,019

Total Mitsubishi UFJ Financial Group shareholders’ equity	14,752,184	13,985,532

(3) Cash flows

	(in millions of yen)
	For the six months ended September 30,
	2017	2016
Net cash provided by (used in) operating activities	(1,679,873)	1,507,950
Net cash provided by investing activities	3,357,753	6,908,631
Net cash provided by financing activities	3,614,547	4,070,054
Cash and cash equivalents at end of period	30,987,492	20,973,925

This report is an excerpt of certain highlights from Mitsubishi UFJ Financial Group, Inc.’s consolidated financial information under U.S. GAAP that is included in the Company’s semi-annual report on Form 6-K (the “Semi-annual U.S. GAAP Report”) to be submitted to the U.S. Securities and Exchange Commission. This excerpt report does not contain all of the information that may be important to you. In addition to the items highlighted in this report, the Semi-annual U.S. GAAP Report includes material disclosure about the Company, including its business and other detailed U.S. GAAP financial information. You should read the entire Semi-annual U.S. GAAP Report carefully to obtain a comprehensive understanding of the Company’s business and U.S. GAAP financial data and related issues.

The Company’s financial information for reporting in Japan and for Japanese bank regulatory purposes is prepared in accordance with Japanese GAAP. U.S. GAAP differs in certain respects from Japanese GAAP and accounting principles generally accepted in other jurisdictions.

This report contains forward-looking statements regarding estimates, forecasts, targets and plans in relation to the results of operations, financial condition and other general management of the Company (the “forward-looking statements”). The forward-looking statements are made based upon, among other things, the Company’s current expectations, perceptions, evaluations and opinions. In addition, in order for the Company to adopt such estimates, forecasts, targets and plans regarding future events, certain assumptions have been made, which assumptions are inherently subjective and uncertain. The forward-looking statements should not be viewed as guarantees of future performance as actual results may be significantly different. For instance, the disclosures regarding provision for credit losses, valuation of financial assets and realizability of the deferred tax assets are based on assumptions and other estimates such as economic factors, the Company’s business plans and performance, and other factors. There exist a number of factors that may lead to uncertainties and risks, including, but not limited to, the deterioration of the Japanese and global economies, changes in borrower conditions, fluctuations in interest rates, foreign currency exchange rates, stock prices, commodities prices and real estate prices, legal proceedings, changes in the regulatory and competitive environment, malfunctions and deficiencies in the Company’s IT systems, natural disasters, cyber-attacks and other external events, and difficulties in hiring and retaining qualified employees. For the key factors that should be considered, please see the financial highlight, Annual Securities Report, Disclosure Book, Annual Report, Form 20-F, reports on Form 6-K and other current disclosures that the Company has publicly released.

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Balance Sheets (Unaudited)

	As of September 30,	As of March 31,
(in millions of yen)	2017	2017
Assets:
Cash and due from banks	30,987,492	25,682,741
Interest-earning deposits in other banks	39,128,016	38,327,029
Call loans, funds sold, and receivables under resale agreements	7,457,475	8,892,383
Receivables under securities borrowing transactions	9,838,929	11,002,724
Trading account assets	41,390,111	41,320,049
Investment securities:
Available-for-sale securities—carried at fair value	36,827,530	39,090,099
Held-to-maturity securities—carried at amortized cost	3,230,851	3,587,321
Other investment securities	555,250	556,161

Total investment securities	40,613,631	43,233,581

Loans, net of unearned income, unamortized premiums and deferred loan fees	118,235,423	118,214,972
Allowance for credit losses	(916,181)	(1,182,188)

Net loans	117,319,242	117,032,784

Premises and equipment—net	1,010,133	994,271
Accrued interest	307,674	281,752
Customers’ acceptance liability	140,778	156,208
Intangible assets—net	999,755	1,020,359
Goodwill	435,553	450,143
Deferred tax assets	56,738	76,452
Other assets	10,715,453	8,714,543

Total assets	300,400,980	297,185,019

Liabilities:
Deposits:
Domestic offices:
Non-interest-bearing	22,937,903	23,098,886
Interest-bearing	122,210,795	121,741,545
Overseas offices, principally interest-bearing	46,636,077	45,561,192

Total deposits	191,784,775	190,401,623

Call money, funds purchased, and payables under repurchase agreements	19,647,904	18,056,476
Payables under securities lending transactions	4,789,971	5,549,004
Due to trust account and other short-term borrowings	11,349,001	11,304,676
Trading account liabilities	16,418,784	18,790,133
Obligations to return securities received as collateral	2,699,912	3,516,232
Bank acceptances outstanding	140,778	156,208
Accrued interest	162,018	147,351
Long-term debt	30,133,040	27,743,443
Other liabilities	7,794,424	6,755,165

Total liabilities	284,920,607	282,420,311

Equity:
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock	2,090,270	2,090,270
Capital surplus	5,820,198	5,956,644
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	4,601,402	3,931,612
Accumulated other comprehensive income, net of taxes	2,514,742	2,281,423
Treasury stock, at cost	(513,999)	(513,988)

Total Mitsubishi UFJ Financial Group shareholders’ equity	14,752,184	13,985,532
Noncontrolling interests	728,189	779,176

Total equity	15,480,373	14,764,708

Total liabilities and equity	300,400,980	297,185,019

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Income (Unaudited)

	For the six months ended September 30,
(in millions of yen)	2017	2016
Interest income:
Loans, including fees	1,098,107	997,030
Deposits in other banks	57,768	36,982
Investment securities	185,852	187,835
Trading account assets	224,262	212,587
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	36,109	31,224

Total	1,602,098	1,465,658

Interest expense:
Deposits	240,723	165,897
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	57,620	31,379
Due to trust account, other short-term borrowings, and trading account liabilities	41,919	27,338
Long-term debt	141,590	135,631

Total	481,852	360,245

Net interest income	1,120,246	1,105,413
Credit for credit losses	186,568	58,681

Net interest income after credit for credit losses	1,306,814	1,164,094

Non-interest income:
Fees and commissions income	701,916	687,853
Foreign exchange losses—net	(3,025)	(20,704)
Trading account profits—net	69,428	284,845
Investment securities gains—net	176,149	127,028
Equity in earnings of equity method investees—net	88,717	128,468
Other non-interest income	44,282	44,292

Total	1,077,467	1,251,782

Non-interest expense:
Salaries and employee benefits	537,214	555,671
Occupancy expenses—net	88,567	90,369
Fees and commissions expenses	146,625	133,243
Outsourcing expenses, including data processing	136,326	123,961
Depreciation of premises and equipment	46,159	47,861
Amortization of intangible assets	116,878	112,576
Impairment of intangible assets	16,591	968
Insurance premiums, including deposit insurance	45,103	45,936
Communications	28,158	27,843
Taxes and public charges	45,152	45,031
Other non-interest expenses	163,074	226,629

Total	1,369,847	1,410,088

Income before income tax expense	1,014,434	1,005,788
Income tax expense	234,336	252,472

Net income before attribution of noncontrolling interests	780,098	753,316
Net income (loss) attributable to noncontrolling interests	(10,606)	2,433

Net income attributable to Mitsubishi UFJ Financial Group	790,704	750,883

(in yen)
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group:
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	59.21	55.00
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	59.05	54.84

(US GAAP)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries

Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	For the six months ended September 30,
(in millions of yen)	2017	2016
Net income before attribution of noncontrolling interests	780,098	753,316
Other comprehensive income (loss), net of tax:
Net unrealized gains (losses) on investment securities	247,454	(134,423)
Net debt valuation adjustments	(5,779)	866
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	(626)	19,205
Defined benefit plans	24,609	18,370
Foreign currency translation adjustments	(35,925)	(758,994)

Total	229,733	(854,976)

Comprehensive income (loss)	1,009,831	(101,660)

Net income (loss) attributable to noncontrolling interests	(10,606)	2,433
Other comprehensive loss attributable to noncontrolling interests	(3,586)	(30,537)

Comprehensive income (loss) attributable to Mitsubishi UFJ Financial Group	1,024,023	(73,556)

Loans (Unaudited)

	As of September 30,	As of March 31,
(in millions of yen)	2017	2017
Impaired loans	1,516,310	1,715,850
Other than impaired loans	116,719,113	116,499,122

Total	118,235,423	118,214,972

Allowance for credit losses (Unaudited)

	As of September 30,	As of March 31,
(in millions of yen)	2017	2017
Related to impaired loans	642,277	882,208
Related to other than impaired loans	273,904	299,980

Total	916,181	1,182,188